SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: April 25, 2006	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Business Acquisition Report dated April 25, 2006

Business Acquisition Report
April 25, 2006

Form 51-102F4
Business Acquisition Report
1.	Identity of Company

1.1	Name and Address of Company

Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive SE Calgary, AB T2J 7E8

1.2	Executive Officer

Bruce G. Waterman Senior Vice President, Finance and Chief Financial Officer (403) 225-7297

2.	Details of Acquisition

2.1	Nature of Business Acquired

On February 9, 2006, Agrium (through its wholly-owned subsidiary, Agrium Acquisitions Inc.) acquired 98.68 percent of the income deposit securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC. Each IDS consisted of one common share of Royster-Clark Ltd. and Cdn$6.0832 principal amount of 14 percent subordinated notes of Royster-Clark ULC. The remaining 1.32 percent of the common shares of Royster-Clark Ltd. was acquired on March 6, 2006 pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). Additionally, in February 2006, Agrium acquired the 8.88 percent minority interest in Royster-Clark Holdings, Inc. (“RC Holdings”) that was not owned by Royster-Clark Ltd. Subsequent to February 9, 2006, Agrium acquired Cdn$20-million principal amount of remaining outstanding 14 percent subordinated notes of Royster-Clark ULC (of which Cdn$18-million were subordinated notes issued separately from and which did not form part of the IDSs). Royster-Clark Ltd. and its subsidiaries are collectively referred to herein as “Royster-Clark”.

Royster-Clark is a retail distributor of agricultural nutrients, seed and crop protection products and provider of agronomic services to U.S. growers, with over U.S.$1-billion in consolidated net sales in 2005. Royster-Clark operates over 250 farm centres throughout the midwestern and southeastern United States. It also operates seed processing, fertilizer granulation and blending plants, and storage and distribution terminals and warehouses.

The directors and executive officers of Royster-Clark have been replaced with representatives of Agrium.

2.2	Date of Acquisition

February 9, 2006

2.3	Consideration

Agrium acquired 100 percent of the outstanding common shares of Royster-Clark Ltd. (all of which previously formed part of the IDSs), Cdn$195-million principal amount of 14 percent subordinated notes that previously formed part of the IDSs, the minority interest in RC Holdings, and the additional Cdn$20-million of 14 percent subordinated notes of Royster-Clark ULC described in section 2.1 for total consideration of U.S.$528-million, including transaction and integration costs.

Agrium financed the acquisition from existing cash balances and by drawing on existing lines of credit.

Form 51-102F4
Business Acquisition Report
2.4	Effect on Financial Position

Royster-Clark is being integrated into Agrium’s corporate structure. For details of the effect of the acquisition on Agrium’s financial position, see the pro forma consolidated financial statements for the year ended December 31, 2005 (Exhibit A hereto).

2.5	Prior Valuations

None

2.6	Parties to Transaction

The acquisition of Royster-Clark Ltd. was not a transaction with an informed person, associate or affiliate of Agrium.

2.7	Date of Report

April 25, 2006

3.	Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are included herein:

Exhibit A hereto: Unaudited Pro Forma Consolidated Financial Statements of Agrium Inc. as at and for the year ended December 31, 2005, together with the notes thereto and the Compilation Report of Agrium’s auditors thereon.

Exhibit B hereto: Audited consolidated financial statements of Royster-Clark Ltd. as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005, together with the notes thereto and the report of the auditors thereon.

Caution regarding Forward-Looking Statements

Certain statements and other information included herein constitute forward-looking statements as defined under applicable securities legislation. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause Agrium’s actual results to be materially different from any future results expressed or implied by such forward-looking statements. Material factors that might cause results to be different from expected include: Royster-Clark’s actual results being different than those upon which Agrium based its expectations; the potential inability to integrate the business as planned or within the times predicted; the potential inability to implement changes in time for the upcoming spring season; the potential loss of key personnel, and other industry factors. These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s businesses generally as disclosed more fully in Agrium’s recent management’s discussion and analysis on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Consequently, all of the forward-looking statements made in or incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Agrium.

Except as required by law, Agrium undertakes no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Readers should not place undue reliance on forward-looking statements.

2

EXHIBIT “A”
Pro Forma Consolidated Financial Statements
Year ended December 31, 2005
(Unaudited)

3

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
1200 205 — 5thAvenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors
Agrium Inc.
We have read the accompanying unaudited pro forma consolidated balance sheet of Agrium Inc. (“the Corporation”) as at December 31, 2005 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2005, and have performed the following procedures:
1.	Compared the figures in the columns captioned “Agrium Inc.” to the audited financial statements of the Corporation for the year ended December 31, 2005, and found them to be in agreement.
2.	Compared the figures in the column captioned “Royster-Clark Ltd.” in the unaudited pro forma consolidated balance sheet to the audited financial statements of Royster-Clark Ltd. for the period ended December 31, 2005, and found them to be in agreement.
3.	Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.
4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Agrium Inc.” and “Royster-Clark Ltd.” as at December 31, 2005 and for the year ended December 31, 2005, and found the amounts in the column captioned “Consolidated pro forma” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Chartered Accountants
Calgary, Canada
April 25, 2006

KPMG Llp, a Canadian limited liability partnership is the Canadian member firm of KPMG international, a Swiss cooperative

Agrium Inc.
Pro forma consolidated statement of operations
Year ended December 31, 2005
(unaudited)

		Royster-Clark	Pro forma		Consolidated pro
	Agrium Inc.	Ltd. (Note 4)	adjustments	Note 3	forma

(millions of U.S. dollars, except per share amounts)

Net sales	3,294	1,178	(16)	a	4,456
Cost of product	2,247	975	(16)	a	3,206

Gross profit	1,047	203	—		1,250

Expenses
Selling, general and administrative and other	401	144	7	b, c	552
Depreciation and amortization	146	25	—		171

Earnings before interest expense, income taxes, and minority interest	500	34	(7)		527

Interest on long-term debt	47	36	(35)	d	48
Other interest	2	—	8	e	10

Earnings (loss) before income taxes and minority interest	451	(2)	20		469

Current income taxes	113	—	8	f	121
Future income taxes	55	—	—		55

Income taxes	168	—	8		176

Earnings (loss) before minority interest	283	(2)	12		293
Minority interest	—	7	(7)	g	—

Net earnings	283	5	5		293

Earnings per share

Basic	2.14	0.04	0.04		2.22

Diluted	2.12	0.04	0.04		2.20

See accompanying notes

5

Agrium Inc.
Pro forma consolidated balance sheet
As at December 31, 2005
(unaudited)

	Agrium	Royster-Clark	Pro forma		Consolidated
	Inc.	Ltd.	adjustments	Note 3	pro forma

(millions of U.S. dollars)

ASSETS
Current assets

Cash and cash equivalents	300	—	(300)	h	—
Accounts receivable	443	94	—		537
Inventories	533	284	—		817
Prepaid expenses	91	3	—		94

	1,367	381	(300)		1,448
Property, plant and equipment	1,293	149	—		1,442
Other assets	103	37	(13)	i	127
Unallocated purchase price	—	—	184	j	184
Future income tax assets	22	—	—		22

	2,785	567	(129)		3,223

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	5	—	193	k	198
Accounts payable and accrued liabilities	576	199	35	l	810
Current portion of long-term debt	30	—	—		30

	611	199	228		1,038
Long-term debt	442	280	(274)	m, n	448
Other liabilities	280	5	—		285
Future income tax liabilities	272	—	—		272

	1,605	484	(46)		2,043

Minority interest	—	18	(18)	o	—

Shareholders’ equity
Share capital	583	99	(99)	p	583
Contributed surplus	3	—	—		3
Retained earnings	584	(34)	34	q	584
Cumulative translation adjustment	10	—	—		10

	1,180	65	(65)		1,180

	2,785	567	(129)		3,223

See accompanying notes.

6

Agrium Inc.
Notes to the Pro forma Consolidated Financial Statements
For the year ended December 31, 2005 (unaudited)
(millions of U.S. dollars, unless otherwise stated)
1.	Description of transactions

On February 9, 2006, Agrium Inc. (“Agrium”) (through its wholly-owned subsidiary, Agrium Acquisitions Inc.) acquired 32,070,190 of the 32,500,000 outstanding income deposit securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”), representing 98.68 percent of the outstanding IDSs, at a price of Cdn.$11.90 per IDS pursuant to a take-over bid dated November 8, 2005, as subsequently extended and varied (the “Offer”). Each IDS was comprised of one common share of Royster-Clark Ltd. (the “RC Shares”) and Cdn.$6.0832 principal amount of 14 percent subordinated notes (the “Attached Notes”) of Royster Clark ULC (“RC ULC”), and the purchase price was allocated as to Cdn.$2.70 per RC Share and Cdn.$9.20 per Cdn.$6.0832 principal amount of Attached Notes. Additionally, in February 2006, Agrium acquired the minority interest in a subsidiary of Royster-Clark Ltd., Royster-Clark Holdings, Inc. (“RC Holdings”). Agrium subsequently acquired the remainder of the RC Shares on March 6, 2006 pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). The IDSs were delisted from trading on the Toronto Stock Exchange at the close of trading on March 6, 2006. On March 7, 2006 Agrium made an offer (the “Follow-up Offer”) to acquire all remaining outstanding Attached Notes and Cdn.$24,200,000 principal amount of 14 percent subordinated notes that did not form part of the IDSs, issued by RC ULC under a separate private placement (hereinafter referred to together with the Attached Notes as the “RC ULC Notes”), at the Offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of RC ULC Notes. Additionally, under the terms of the indenture governing the RC ULC Notes, Agrium concurrently made an offer (the “101 percent Offer”) to acquire all outstanding RC ULC Notes at a price equal to 101 percent of principal amount.

On April 14, 2006, Agrium acquired an aggregate of Cdn.$20,017,322 of principal amount of RC ULC Notes under the Follow-up Offer for aggregate consideration of Cdn.$30,273,292. Effective April 12, 2006, Agrium acquired an additional Cdn.$40,757 principal of RC ULC Notes pursuant to the 101 percent Offer for aggregate consideration of Cdn$41,165. All of the RC ULC Notes acquired by Agrium under the Offer, the Follow-up Offer and the 101 percent Offer were subsequently cancelled by RC ULC, leaving an aggregate Cdn.$6,756,552 principal amount of RC ULC Notes outstanding.

2.	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (“the Statements”) have been prepared by management of Agrium for illustrative purposes only to show the effect of the Royster-Clark acquisition. The Statements are prepared and reported in U.S. dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP).

The accounting policies used in the compilation of the Statements are those set out in Agrium’s audited consolidated financial statements for the year ended December 31, 2005.

The pro forma consolidated balance sheet has been prepared as if the Royster-Clark acquisition had occurred on December 31, 2005. The pro forma consolidated statement of operations has been prepared as if the Royster-Clark acquisition had occurred on January 1, 2005.

The Statements have been prepared using the following information:
(i)	audited consolidated financial statements of Agrium as at and for the year ended December 31, 2005;

(ii)	unaudited constructed consolidated statement of operations of Royster-Clark for the year ended December 31, 2005 (note 4), which are based on the audited consolidated financial statements of Royster-Clark Ltd. as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005 (which include results of operations for the period July 22, 2005 to December 31, 2005), and the unaudited consolidated statement of operations of Royster-Clark Group, Inc. and subsidiaries for the period January 1, 2005 to July 21, 2005; and,

(iii)	such other supplementary information as was considered necessary to reflect the Royster-Clark acquisition in the Statements.

7

Agrium Inc.
Notes to the Pro forma Consolidated Financial Statements
For the year ended December 31, 2005 (unaudited)
(millions of U.S. dollars, unless otherwise stated)
The Statements should be read in conjunction with the historical consolidated financial statements of Agrium as at and for the year ended December 31, 2005 and the historical consolidated financial statements of Royster-Clark as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005, contained in Exhibit “B” to the Business Acquisition Report of Agrium dated April 25, 2006.
The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising relating to the Royster-Clark acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Royster-Clark acquisition been effected on the dates indicated, or the results that may be obtained in the future.
Actual amounts recorded once the purchase price allocation is finalized will likely differ from those recorded in the Statements. Certain elements of Royster-Clark’s consolidated financial statements have been reclassified to provide a consistent classification format.
3.	Pro forma adjustments
The acquisition by Agrium of Royster-Clark will be accounted for under Canadian GAAP using the purchase method of accounting. The results of operations of Royster-Clark will be included in the consolidated financial statements of Agrium from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement to illustrate the effects of purchase accounting. The Statements assume the cost of acquisition is as follows:

Cash consideration paid	493
Transaction and integration costs	35

528

Carrying value of net assets acquired and debt repaid	344
Unallocated purchase price	184

528

Management expects that once the asset and liability valuations have been completed and all final adjustments have been identified that the purchase price allocation will be finalized. The actual amount for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.
The Statements incorporate the following adjustments:
Adjustments to the statement of operations
a.	Elimination of intercompany net sales between Agrium and Royster-Clark of $16.

b.	Decrease of selling, general and administrative and other by $2 to reflect the de-recognition of amortization of Royster-Clark’s deferred financing costs.

c.	De-recognition of interest income of $9 earned on cash balances utilized on a pro forma basis to fund the acquisition.

d.	Reduction of interest expense of $35 on Royster-Clark’s long-term debt repaid by Agrium.

e.	Recognition of interest of $8 on bank indebtedness incurred on a pro forma basis to fund the acquisition. Pro forma interest expense for the year ended December 31, 2005 has been determined using actual interest rates for the Agrium credit facility at an average interest rate of 4.1 percent.

f.	Recognition of income tax effect of pro forma adjustments of $8 using a tax rate of 40 percent.

g.	De-recognition of Royster-Clark’s minority interest of $7 for the period July 22, 2005 to December 31, 2005.
  8

Agrium Inc.
Notes to the Pro forma Consolidated Financial Statements
For the year ended December 31, 2005 (unaudited)
(millions of U.S. dollars, unless otherwise stated)
Adjustments to the balance sheet
h.	Reduction of cash of $300 utilized to fund the acquisition.

i.	De-recognition of Royster-Clark’s deferred financing costs of $13 relating to debt purchased by Agrium.

j.	Adjustment of $184 to reflect the unallocated purchase price.

k.	An increase in bank indebtedness by $193 to reflect bank indebtedness incurred by Agrium for the acquisition.

l.	Increase in accounts payable by $35 to record estimated transaction and integration costs relating to the acquisition.

m.	Elimination of Royster-Clark’s senior secured credit facility of $90 repaid by Agrium.

n.	Elimination of Royster-Clark’s subordinated debt of $184 purchased by Agrium.

o.	Elimination of Royster-Clark’s minority interest relating to the Class B and C shares of $18 purchased by Agrium.

p.	De-recognition of Royster-Clark’s historic capital stock of $99.

q.	De-recognition of Royster-Clark’s historic accumulated deficit of $34.
4.	Unaudited constructed consolidated statement of operations of Royster-Clark for the year ended December 31, 2005
The unaudited constructed consolidated statement of operations of Royster-Clark for the year ended December 31, 2005 has been constructed by adding the unaudited consolidated statement of operations of Royster-Clark Group, Inc. and subsidiaries for the period January 1, 2005 to July 21, 2005 and the audited consolidated statement of operations of Royster-Clark Ltd. for the period January 24, 2005 (inception) to December 31, 2005 (which include results of operations for the period July 22, 2005 to December 31, 2005).

	Period from	Period from July	Year Ended
	January 1, 2005 to	22, 2005 to	December 31,
	July 21, 2005	December 31, 2005	2005

Net Sales	856	322	1,178
Cost of product	705	270	975

Gross profit	151	52	203
Expenses
Selling, general and administrative and other	81	63	144
Depreciation and amortization	15	10	25

Earnings (loss) before interest expense, income taxes, and minority interest	55	(21)	34
Interest on long–term debt	20	16	36

Earnings (loss) before income taxes and minority interest	35	(37)	(2)
Income taxes	—	—	—

Earnings (loss) before minority interest	35	(37)	(2)
Minority interest	—	7	7

Net earnings (loss)	35	(30)	5

  9

EXHIBIT “B”
ROYSTER-CLARK LTD. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2005
(With Independent Auditors’ Report Thereon)

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Table of Contents

Page
Independent Auditors’ Report	1

Consolidated Balance Sheet	2

Consolidated Statement of Operations and Accumulated Deficit	3

Consolidated Statement of Cash Flows	4

Notes to Consolidated Financial Statements	5-25

Auditors’ Report to the Shareholders
The Board of Directors
Royster-Clark Ltd.:
We have audited the consolidated balance sheet of Royster-Clark Ltd. and subsidiaries (the Company) as at December 31, 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the period January 24, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of their operations and their cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

Norfolk, Virginia U.S.A.	Signed “KPMG LLP”
March 28, 2006	Certified Public Accountants

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2005
(U.S. dollars in thousands)

Assets (Notes 3 and 9)
Current assets:
Cash	$344
Trade accounts receivable, net of allowance for doubtful accounts of $4,597 at December 31, 2005	83,192
Other receivables	10,789
Inventories (note 4)	283,855
Prepaid expenses and other current assets (note 15)	3,271

Total current assets	381,451

Property, plant and equipment, net (note 5)	148,932
Deferred financing costs, net of accumulated amortization of $243 at December 31, 2005 (note 9)	12,507
Intangible assets, net (note 6)	9,413
Other assets, net (note 15)	13,753

$566,056

Liabilities and Stockholders’ Equity (Note 3)
Current liabilities:
Customer deposits (note 7)	$89,616
Accounts payable	75,754
Accrued expenses and other current liabilities (note 16)	33,170

Total current liabilities	198,540

Senior secured credit facility (note 9)	89,820
14% Subordinated Notes (note 9)	190,804
Other long-term liabilities (note 14)	4,886

Total liabilities	484,050

Minority interests (note 12)	17,835
Stockholders’ equity:
Common stock (note 13)	98,583
Accumulated deficit	(34,412)

Total stockholders’ equity	64,171

Commitments, contingencies and subsequent events (notes 10, 14, 15, 16, 18, 19 and 20)

$566,056

See accompanying notes to consolidated financial statements.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Consolidated Statement of Operations and Accumulated Deficit
Period from January 24, 2005 (Inception) to December 31, 2005
(U.S. dollars in thousands — except per share amounts)

Net sales	$321,539
Cost of sales	269,990

Gross profit	51,549

Selling, general and administrative expenses	72,289

Operating loss	(20,740)

Interest expense	(16,009)
Foreign currency transaction loss (notes 9 and 15)	(2,157)
Unrealized gain on investments	1,188

Loss before income taxes and minority interest	(37,718)

Income tax expense (note 8)	124
Minority interests (note 12)	(7,027)

Net loss	(30,815)

Retained earnings — beginning of period	—
Dividends declared	(3,597)

Accumulated deficit — end of period	$(34,412)

Weighted-average number of shares outstanding — Basic	32,500,000
Effect of dilutive securities — Class B and Class C shares	—

Weighted-average number of shares outstanding — Dilutive	32,500,000

Net loss per share (note 13) -
Basic and dilutive	$(0.95)

See accompanying notes to consolidated financial statements.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Period from January 24, 2005 (Inception) to December 31, 2005
(U.S. dollars in thousands)

Cash flows from operating activities:
Net loss	$(30,815)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	(714)
Depreciation and amortization	10,254
Foreign currency transaction loss	2,157
Unrealized gain on investments	(1,188)
Minority interest in net loss of consolidated subsidiary	(7,027)
Changes in operating assets and liabilities increasing (decreasing) cash:
Trade accounts receivable	96,884
Other receivables	15,937
Inventories	(100,014)
Prepaid expenses and other current assets	(883)
Other assets	(3,050)
Accounts payable	(17,628)
Accrued expenses and other current liabilities	11,118
Other long-term liabilities	414

Total adjustments	6,260

Net cash used in operating activities	(24,555)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	929
Purchases of property, plant and equipment	(7,162)
Purchase of technology and patent license	(900)
Acquisition, net of cash $343 (note 3)	(26,903)

Net cash used in investing activities	(34,036)

Cash flows from financing activities:
Proceeds from senior secured credit facility	274,157
Repayments on senior secured credit facility	(299,475)
Repayment of First Mortgage Notes	(200,000)
Principal payments on long-term debt	(5)
Proceeds from subordinated notes from the initial public offering	183,588
Proceeds from sale of Class A common shares from the initial public offering	98,583
Payment of Junior Subordinated Notes and accrued interest	(41,860)
Dividends paid	(3,788)
Net increase in customer deposits	57,779
Payment of deferred financing costs	(10,387)

Net cash provided by financing activities	58,592

Net increase in cash	1
Cash at beginning of period	343

Cash at end of period	$344

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$13,853

Cash paid during the period for income taxes	$109

Supplemental disclosure of noncash investing and financing activities:
As discussed in note 3 to the consolidated financial statements, in connection with the IDS Offering, certain former investors of Royster-Clark Holdings, Inc. (RCH) exchanged their previously held shares in a noncash transaction in order to obtain a 19.9% minority interest in RCH for a fair value of $26,219 at July 22, 2005.
See accompanying notes to consolidated financial statements.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(1) General and Description of Business and Basis of Presentation
Royster-Clark Ltd. (the Company or RC) was incorporated on January 24, 2005 under the laws of the Province of Ontario. The Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of Class A preferred shares. One common share was issued at Cdn$1 on January 24, 2005. No Class A Preferred Shares have been issued. Holders of common shares of RC are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per common share on all matters to be voted on at all meetings of shareholders of RC. For the period from January 24, 2005 to July 21, 2005, RC had no operations. These consolidated financial statements present operations of the Company from the close of the IDS Offering on July 22, 2005 to December 31, 2005 (herein referred to as the Stub Period).

RC together with its indirect subsidiary Royster-Clark ULC (RC ULC and together with RC, the Issuer), completed an Initial Public Offering (the IDS Offering) on July 22, 2005 through the issuance of 32,500,000 income deposit securities (IDSs) at a price of Cdn$10.00 per IDS. Each IDS consists of one common share of RC and Cdn$6.08322877 principal amount of 14% subordinated notes of RC ULC (the Subordinated Notes). The net proceeds from the IDS Offering, after deducting fees paid to the Underwriters and expenses of the IDS Offering, was approximately Cdn$328,663 thousand. Net proceeds included approximately Cdn$23,335 thousand raised from the sale of the Separate Subordinated Notes. Upon completion of a series of transactions, RC acquired 100% of the Class A common shares of Royster-Clark Holdings, Inc., a subsidiary formed by the Company on March 18, 2005 as a Delaware corporation (RC Holdings or RCH), for the purpose of acquiring the interests of Royster-Clark Group, Inc. and its operating subsidiaries. RC ULC acquired 100% of the preferred shares of the RC Holdings. Existing investors and management in Royster-Clark Group, Inc. (RCG) (Existing Investors) also acquired 100% of the Class B and Class C common shares of the RC Holdings for Cdn$31,691 thousand. The remainder of the net proceeds was used to repay existing indebtedness of RCG. Upon closing of the IDS Offering, the Issuer owned all of the issued and outstanding Class A common shares and preferred shares of RC Holdings, representing a 91.1% voting and 80.1% equity interest; and Existing Investors owned all of the issued and outstanding Class B and Class C shares of RC Holdings, representing a 8.9% voting and 19.9% equity interest; and RC ULC owned all the outstanding preferred shares of RC Holdings.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of RC or RC ULC, holders of IDSs may separate their IDSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IDSs through their broker or other financial institution, at any time. The IDSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IDSs, acceptance by such holder of RC ULC’s offer to repurchase the Subordinated Notes represented by that holder’s IDSs in connection with a change of control of RC or RC ULC; (ii) exercise by RC ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IDSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
respect to the IDSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

Simultaneous to the IDS Offering, RC ULC issued, on a private placement basis, Cdn$24,200 thousand of Separate Subordinated Notes (Separate Subordinated Notes) for net proceeds of Cdn$23,335 thousand and the Issuer, through a subsidiary, entered into an amended and restated senior secured credit facility (Amended Credit Facility) with a group of lenders consisting of $250,000 revolving credit facility (note 9).

On July 22, 2005, subsequent to the above transactions, Royster-Clark Holdings, Inc. and Royster-Clark Group, Inc. merged with Royster-Clark Group, Inc. as the surviving corporation. Royster-Clark Group, Inc.’s name was then changed to Royster-Clark Holdings, Inc. Royster-Clark Ltd., together with its indirect subsidiary, Royster-Clark, Inc. and its subsidiaries (referred to herein as RCI) is a retail and wholesale distributor of mixed fertilizer, fertilizer materials, seed, crop protection products and agronomic services to farmers, primarily in the Southeast and Midwest regions of the United States. The Company’s operations consist of retail farm centers (Farmarkets™), granulation, blending and seed processing facilities, and a network of storage and distribution terminals and warehouses. In addition, the Company operates two nitrogen manufacturing facilities that supply the retail and wholesale distribution businesses with nitrogen fertilizer and industrial nitrogen products. As discussed in note 18, Royster-Clark Nitrogen, Inc. which owns the Company’s East Dubuque nitrogen manufacturing plant is under contract for sale.

The Issuer has no operations independent of those of RCI. Although RCI is not legally liable for the obligations of the Issuer; the ability of the Issuer to meet its obligations is dependent on RCI’s ability to pay dividends to RCH in an amount sufficient to service these obligations, including dividend payments on RCH’s common and preferred stock held by RC and RC ULC, respectively.
(2) Summary of Significant Accounting Policies
The consolidated financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are described below:
(a)	Principles of Consolidation

The consolidated financial statements include the accounts of RC and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

(b)	Comparative Figures

The Company was formed on January 24, 2005, remaining inactive until July 22, 2005 when it completed its issuance of IDSs. Accordingly, there are no comparative figures for previous periods.

(c)	Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar (U.S. dollar). The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. All transactions denominated in Canadian dollars are translated into U.S. dollars at the rate of exchange in effect at the transaction date.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statement of operations.

(d)	Cash

The Company transmits, on a daily basis, substantially all available cash to pay balances related to the senior secured credit facility (note 9). Cash on the consolidated balance sheet represents funds which are deposited in Company accounts that are not associated with the administration of the senior secured credit facility. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e)	Trade Accounts Receivable

The majority of trade accounts receivable is recorded at the invoiced amount and does not bear interest. The remainder have extended terms based on the related crop year and bears interest at 18% per annum. The allowance for doubtful accounts is the Company’s best estimate of probable credit losses in the Company’s existing accounts receivable. The Company determined the allowance based on a risk-based analysis of historical write-offs, current sales levels, sales terms, and age of the receivables. Substantially all of the Company’s customers are involved in the agricultural industry, which is influenced by a variety of factors which are out of the Company’s control, including weather conditions, government position and regulation, and world economic conditions, among others. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)	Concentration of Credit Risk

The Company sells its products and services to farmers and retail dealers primarily in the major farming regions in the Southeastern and Midwestern United States. Since 1999, RCI’s sales occurring between March and July have varied from approximately 68% to 73% of annual sales based upon planting, growing and harvesting cycles of our customers. In 2005, approximately 69% of RCI’s sales were made between March and July. No single customer or group of affiliated customers accounted for more than 10% of the Company’s net sales.

In addition to the concentration of sales between March and July, the Company is impacted by a number of other factors, including weather conditions and prevailing prices for fertilizer and other crop production inputs, including natural gas.

Weather conditions can significantly impact the results of operations. Adverse weather conditions during the planting season may force farmers to either delay or abandon their planting, which may lead to lower use of fertilizer, seed and crop protection products.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(g)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management of the Company to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon significant estimates and assumptions include, but are not limited to, allowance for doubtful accounts, insurance reserves, income taxes, long-lived assets, and intangible assets.

(h)	Other Receivables

Other receivables primarily consist of vendor rebates of $8,404 at December 31, 2005. Vendor rebates represent amounts due from suppliers on crop protection, seed and fertilizer products. Vendor rebates are accrued at the time of sale of the related product so long as a reasonably estimable rebate percentage derived from a binding arrangement is evident and the receipt of such payment is deemed probable. When these conditions cannot be met, earnings are recorded when payment is received.

(i)	Inventories

Inventories are stated at the lower of cost or market, with cost being determined by the weighted average cost method. Costs directly associated with warehousing and distribution are capitalized into crop protection and seed inventories. Total warehousing and distribution costs capitalized into inventories amounted to $3,076 at December 31, 2005.

(j)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. All assets are depreciated using the straight-line method over estimated useful lives which range from three to twenty years. Leasehold improvements are amortized over the shorter of the lease term or the estimated lives of the assets.

(k)	Intangible Assets

Identifiable intangible assets consist of customer relationships, trade names and trademarks, patent and technology licensing agreements, and covenants not to compete. Customer relationships are amortized over an estimated useful life of 10 years. The fair value of patents and technology licensing agreements are being amortized over the greater of the pattern in which economic benefits of the patent and technology licensing agreements are consumed or otherwise used up, or straight-line over the estimated useful lives of the respective assets. The non-compete agreements purchased in the acquisition of RCG are amortized on a straight-line basis over their contract terms which expire within one year. Trade names and trademarks have been determined to have an indefinite life and are not amortized, but instead are tested for impairment at least annually. As

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
discussed in note 3, preliminary estimates have been used in the determination of both the value and estimated useful lives of intangible assets.

(l)	Other Assets

Other assets are primarily comprised of catalysts, precious metals, repair parts inventory, the long-term portion of the fair value of foreign currency exchange contracts, fair value of stock options received, long-term prepaid expenses, long-term notes receivable, and various security deposits. Precious metals and repair parts are expensed as used. Catalysts are amortized on a straight-line basis over their expected lives which range from eight to ten years once placed in service.

(m)	Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to selling, general and administrative expense over the term of the related debt. As of December 31, 2005, the Company has capitalized approximately $10,928 of costs related to its indebtedness incurred in connection with the IDS Offering. Deferred financing costs for the Subordinated Notes are being amortized using the effective interest method over their 15-year term. As of December 31, 2005, the accumulated amortization of those costs totaled approximately $81. The Company incurred costs of $1,822 in costs related to obtaining the Company’s amended and restated Senior Secured Credit Facility. Deferred financing costs related to the Senior Secured Credit Facility are being amortized on a straight-line basis over its five-year term. As of December 31, 2005, the accumulated amortization of those costs totaled $162.

(n)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(o)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(p)	Accrued Environmental Costs

The Company’s activities include the manufacture, blending and sale of crop nutrient products and the resale of crop protection products. These operations are subject to extensive federal, state and local environmental regulations, including laws related to air and water quality, management of hazardous and solid wastes, management and handling of raw materials, and crop protection products. Expenditures that relate to an existing condition caused by past operations of the Company or prior owners, and which do not contribute to current or future revenue generation, are charged to operations.

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

(q)	Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and collection of the relevant receivable is probable.

(r)	Accounting for Derivatives and Hedging Activities

The Company recognizes derivatives at fair value on the balance sheet. For accounting purposes, derivatives that the Company uses are not designated as hedged transactions and therefore are marked to market. The Company engages in two types of derivative transactions. The Company enters into certain futures contracts related to its grain and seed purchases in order to minimize the effects of price volatility on the Company’s results of operations. Changes in fair value in grain and seed derivative transactions are recorded in cost of sales in the accompanying consolidated statement of operations. Second, in order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar for transactions with respect to the Canadian dollar denominated distributions for interest and dividends associated with the IDS Offering, the Company entered into a five-year hedging arrangement on July 22, 2005 represented by a series of monthly forward foreign exchange currency contracts. Changes in fair value in foreign currency transactions are recorded in foreign currency transaction loss in the accompanying consolidated statement of operations.

(s)	Segment Reporting

The Company, through its subsidiaries, is a distributor of mixed fertilizer, fertilizer materials, seed, crop protection products, and agronomic services to farmers, primarily in the Southeast and Midwest regions of the United States. The Company operates in one segment, the crop input distribution industry.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(t)	Minority Interest

Minority interest consists of the Class B and Class C common shares of RCH purchased by the former investors in RCH upon closing of the IDS Offering. The Class B and Class C common shares represent a 19.9% interest in RCH at December 31, 2005.

(u)	Earnings per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares issuable upon conversion of Class B and Class C common shares under their negotiation/liquidity rights discussed in note 12. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents for Class B and Class C shares of 3,169,103 in the computation of diluted net loss per share because the effect would be anti-dilutive.
(3) Acquisition
In connection with the IDS Offering, RC acquired all of the issued and outstanding Class A common shares of RCH, representing an 80.1% interest in RCH, and RC ULC acquired all of the preferred shares of RCH. Additionally, the former investors in RCH exchanged their previously held shares for all of the issued and outstanding shares of Class B and Class C common stock of RCH, representing a 19.9% minority interest. See a further description of these transactions in note 1.

The sources and uses of the proceeds from the offering are as follows:

Common stock issued, net of expenses	$98,583
14% Subordinated Notes issued	183,588
Costs related to the debt issuance	(11,114)

Net proceeds from the offering	271,057

Payment to former investors of RCH	(19,647)
Repayment of Junior Subordinated Notes and accrued interest	(41,860)
Repayment of RCI’s 10.25% First Mortgage Notes, call premium and expenses	(207,256)

Net repayments of debt	(268,763)

Net cash proceeds from the offering	$2,294

The cash purchase price was determined as follows:

Payment to former investors of RCH	$19,647
Call premium and expenses on RCI’s 10.25% First Mortgage Notes	7,256

Cash purchase price	$26,903

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Included in the cash purchase price is $7,256 of fees and expenses related to the redemption of RCI’s 10.25% First Mortgage Notes, since repayment of the notes was a precondition to closing the IDS Offering.

In connection with the IDS offering, certain former investors of RCH exchanged their previously held shares in a noncash transaction, in order to obtain a 19.9% minority interest for a fair value of $26,219.

The acquisition of RCH was accounted for using the purchase method. The cash purchase price of $26,903 has been preliminarily allocated to the assets and liabilities at fair value of RCH at July 22, 2005 as follows:

Current assets, less current liabilities	$245,516
Property, plant and equipment	152,471
Intangible assets	9,552
Other assets	8,058
Other long-term liabilities	(5,478)
Senior secured credit facility	(115,137)
Noncash exchange of stock from former investors of Royster-Clark Holdings, Inc.	(26,219)

Net assets acquired	268,763

Repayment of First Mortgage Notes	(200,000)
Repayment of Junior Subordinated Notes and accrued interest	(41,860)

Cash purchase price of net assets acquired	$26,903

The allocation of the purchase price is based on a third-party valuation of property, plant and equipment and intangible assets. The purchase price allocation may change upon final determination of the fair value of assets acquired and liabilities assumed. Intangible assets principally represent the fair value of customer lists of $2,149 that will be amortized over 10 years, the fair value of patents and technology licensing agreements of $683 which is being amortized over the greater of the pattern in which economic benefits of the patent and technology licensing agreements are consumed or otherwise used up, or straight-line over the estimated useful lives of the respective assets of approximately 10 years and trade names of $6,683 with indefinite lives.
(4) Inventories
Inventories at December 31, 2005 consist of the following:

Crop protection products	$57,745
Fertilizers	35,869
Raw materials	160,082
Seeds	17,546
Sundries and other	12,613

$283,855

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(5) Property, Plant and Equipment
Property, plant and equipment at December 31, 2005 consist of the following:

Land	$13,603
Buildings	44,705
Machinery and equipment	99,599
Construction-in-progress	798

158,705
Less: accumulated depreciation	9,773

Net property, plant and equipment	$148,932

Included in land and buildings above are assets held for sale, which are carried at their estimated net realizable value, less estimated costs to sell. The carrying value of these assets was $2,106 at December 31, 2005. The Company continues to pursue the orderly disposition of these assets.

(6) Intangible Assets
The gross carrying value and accumulated amortization of major classes of intangible assets, included in other assets, as of December 31, 2005 are as follows:

				Weighted
	Gross			amortization
	carrying	Accumulated		period
	amount	amortization	Net	(years)
Amortizing intangible assets:
Customer relationships	$2,149	100	2,049	10.0
Technology and patent license	683	30	653	10.0
Other	37	9	28	3.6

Total	2,869	139	2,730

Nonamortizing assets -
Tradenames and trademarks	6,683	—	6,683	Indefinite life

	$9,552	139	9,413

Aggregate amortization expense for amortizing intangible assets for the Stub Period ended December 31, 2005 was $139.
Estimated future amortization of intangible assets is (i) $296 in fiscal 2006; (ii) $288 in fiscal 2007; (iii) $288 in fiscal 2008; (iv) $288 in fiscal 2009; (v) $285 in fiscal 2010; and (vi) $1,285 thereafter.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(7) Customer Deposits
The Company accepts both interest bearing and non-interest bearing customer deposits. Customer deposits are refundable upon demand in cash or are accepted as payment for product. Interest rates paid on customer accounts vary based on economic conditions. The interest rates accruing on customer deposits for the Stub Period ended December 31, 2005 ranged from 7.25% to 6.25%. The interest rate accrued on customer deposits at December 31, 2005 was 7.25%.
Certain customer deposits are from officers or employees of the Company. At December 31, 2005, deposits from related parties totaled $1,992.
Interest expense on customer deposits totaled $473 for the Stub Period ended December 31, 2005.
(8) Income Taxes
Components of income tax expense for the Stub Period ended December 31, 2005 consist of the following:

	Current	Deferred	Total
Stub Period ended December 31, 2005:
Federal	$35	—	35
State	89	—	89

	$124	—	124

The effective income tax rate for 2005 of (0.33%) differs from the “expected” federal statutory income tax rate of 34% due to the following:

Stub Period
ended
December 31,
2005
Expected income tax benefit	$(12,824)
Nondeductible expenses, including meals and entertainment	607
State tax benefit, net of federal tax effect	(1,684)
Change in valuation allowance	13,993
Other	32

$124

The tax effects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 relate to the following:

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)

Deferred tax assets:
Trade accounts receivable, due to allowance for doubtful accounts and discounts	$1,775
Accrued expenses, due to accrued vacation and certain other accruals for financial statement purposes	9,444
Operating loss and other tax credit carryforwards	25,002
Foreign currency contract loss	2,787
Inventories, due to costs capitalized for tax purposes, and obsolescence and shrink reserves reflected for financial statement purposes	839
Deferred financing costs, due to capitalization for book purposes	534

Total deferred tax assets	40,381
Less valuation allowance	(27,685)

Net deferred tax assets	12,696

Deferred tax liabilities:
Intangible assets, due to differences in amortization and basis differences resulting from purchase accounting	(2,314)
Property, plant and equipment due to differences in depreciation and basis differences resulting from purchase accounting	(9,809)
Other assets	(573)

Total deferred tax liabilities	(12,696)

Net deferred tax assets	$—

The Company and its predecessor generated net operating loss carryforwards of $15,266 during 2005 which will expire in 2025, $6,427 during 2003 which will expire in 2023, and $42,276 during 2000 which will expire in 2020.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, the reversal of deferred tax liabilities, and tax planning strategies in making this assessment. Based on the fact that, prior to 2004, the Company has had more than three consecutive years of losses, management cannot assert that it is more likely than not that the net deferred tax assets as of December 31, 2005 will be realized. Accordingly, the Company has maintained a full valuation allowance against its net deferred tax assets at December 31, 2005.
(9) Debt
Indebtedness of the Company at December 31, 2005 includes the following:

Senior secured credit facility	$89,820
Subordinated Notes and Separate Subordinated Notes	190,804

Total	$280,624

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(a) Amended and Restated Credit Facility
Royster-Clark, Inc. has a senior secured credit facility that was amended and restated in conjunction with the IDS Offering (Amended Credit Facility) with a syndicate of financial institutions in the form of a $250,000 senior secured revolving credit facility expandable up to $300,000 to meet future requirements. Cash available to the Company under the Amended Credit Facility is governed by a borrowing base determined by accounts receivable and inventory with advance rates adjusted through the year to meet seasonal working capital requirements. The Amended Credit Facility expires in July 2010. The Amended Credit Facility is guaranteed by any parent companies of Royster-Clark, Inc. and all present and future wholly owned subsidiaries of Royster-Clark, Inc. not acting as a borrower. The obligations in respect of the Amended Credit Facility are secured by perfected first priority security interests in: (i) all inventory, accounts receivable, general intangibles and all other property (excluding existing unencumbered real property, which are subject to a negative pledge) and assets (tangible and intangible) of Royster-Clark, Inc. and its subsidiaries; and (ii) 100% of the capital stock of Royster-Clark, Inc. and all of the common stock of Royster-Clark, Inc.’s direct and indirect subsidiaries. Borrowings under the Amended Credit Facility bear interest at a rate equal to LIBOR or a Base Rate, plus an applicable margin to those rates. Base Rate loans bear interest at the Base Rate, as defined in the Amended Credit Facility, plus a spread based on Royster-Clark, Inc.’s leverage on the pricing date. The Amended Credit Facility is subject to prime interest at times. The weighted average rate of the Amended Credit Facility was approximately 7.1% at December 31, 2005. The Amended Credit Facility is subject to certain restrictive covenants including a financial covenant of minimum EBITDA and limitations on incurring additional indebtedness. Amounts outstanding under the Amended Credit Facility were $89,820 at December 31, 2005. Fees associated with the Amended Credit Facility of $1,822 were treated as deferred financing costs and will be amortized over the remaining term of the facility.
(b) Subordinated Notes and Separate Subordinated Notes
The Subordinated Notes and Separate Subordinated Notes issued by RC ULC (herein referred to collectively as Notes) are denominated in Canadian dollars with an aggregate principal amount of $169,996 (Cdn$197,705 thousand) and $20,808 (Cdn$24,200 thousand), respectively. These notes are revalued at the exchange rate as of the balance sheet date each period and any unrealized gains of losses are recorded in the results of operations. As of December 31, 2005, $7,216 was recorded as a loss in the results of operations related to this revaluation. Interest on the Notes accrues at the rate of 14% per annum and the notes are due in 15 years. Interest on the Notes is payable monthly. On or after the seventh anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time. Fees associated with the Notes of $10,928 were treated as deferred financing costs and will be amortized using the interest method over the 15-year term of the Notes.
Prior to the fifth anniversary of the closing of the IDS Offering, RC ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the indenture governing the Notes (the Note Indenture), of RCH for the most recent 12-month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing, and the Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an Interest Deferral Period). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the offering.
In addition, after the fifth anniversary of the closing of the offering, RC ULC may, at its election, defer interest on the Notes on not more than four occasions for not more than six months per occasion (each, an Interest Deferral Period) by delivering to Computershare Trust Company of Canada, as trustee of the Note Indenture (the Trustee), a copy of a resolution of RC ULC’s board of directors certified by an officer’s certificate of RC ULC to the effect that, based upon a good faith determination of RC ULC’s board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness (as defined in the Note Indenture); provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing, and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any proceeding Interest Deferral Period, together with interest thereon, has been paid in full.
Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, RC ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that RC ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. RC ULC may prepay all or part of the deferred interest at any time other than during an Interest Deferral Period.
During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, RC ULC will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Amended Credit Facility also contains limitations on RCH’s ability to make distributions to RC ULC to enable it to prepay deferred interest on the Notes.
There were no interest deferrals for the period ended December 31, 2005.
The Note Indenture includes provisions where the Company will be required to make an offer to repurchase holders of the Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase upon any events resulting in a change in control (as defined in the Note Indenture). With the occurrence of a change of control,

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
the Company shall not be obligated to offer to repurchase Notes pursuant to optional redemptions permitted after the seventh year. See note 20 regarding subsequent event.
(10) Operating Leases
The Company leases various types of equipment, office and other facilities, and rail cars under operating leases with remaining terms ranging from less than one year to approximately ten years. Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 were as follows:

Year ending December 31:
2006	$13,165
2007	7,990
2008	5,021
2009	3,600
2010	1,336
Thereafter	1,761

Total	$32,873

Rental expense for all operating leases was approximately $7,770 for the Stub Period ended December 31, 2005.
(11) Employee Benefit Plans
(a)	Defined Contribution Plan
The Company maintains a defined contribution Employee Savings and Investment Plan (ESIP) covering substantially all full-time employees and seasonal employees fulfilling certain minimum work hour provisions of the Company. Participants are allowed to contribute to the ESIP up to 70% of their salary on a pre-tax basis, up to the maximum allowed under Internal Revenue Service regulations. The Company makes contributions to the ESIP at the discretion of the board of directors. The Company also maintains three other defined contribution plans for union employees under collective bargaining agreements at seven locations. Company contributions are based on the applicable provisions of each plan. Total contributions of $683 were made to the ESIP and other defined contribution plans during the Stub Period ended December 31, 2005.
(b)	Defined Benefit Plan
As a result of the 1999 acquisition of AgriBusiness, the Company maintains a defined benefit plan covering certain employees of the acquired entity. The defined benefit plan does not have a material impact on the accompanying consolidated balance sheet and statement of operations.
(12) Minority Interest
Minority interest represents the Class B and Class C common shares of RCH purchased by the Former Investors in RCH upon the closing of the IDS Offering. The Class B and Class C common shares represent a 19.9% interest in RCH. At December 31, 2005, minority interest represents the 19.9% interest upon the close of the IDS Offering less the 19.9% interest in the net loss of RCH and dividends declared for the Stub

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Period. Subject to the subordination provisions affecting the Class B common shares discussed below, each Class B and C common share entitles the holder to receive distributions from the Company of an amount approximately equivalent to the distributions per IDS received by holders of IDS. The holders of the Class B common shares have the right to request that the Company enter into good faith negotiations to repurchase their shares at fair market value no sooner than two years from the date of closing of the IDS Offering subject to certain specified circumstances. The holders of the Class C common shares have the right to require that the Company use its best efforts to purchase their shares at fair market value in certain specified circumstances. The holders of the Class C common shares cannot exercise this right for a 180-day period from the closing of the IDS Offering. The Company has the right to purchase for cancellation the Class B and C common shares in certain specified circumstances. Dividends declared on the Class B and Class C shares totaled $1,357 for the period from July 22, 2005 to December 31, 2005.
On January 23, 2006, the majority holder of the Class C common shares of RCH, in accordance with its rights, notified the Company that it was exercising their right to require that the Company use its best efforts to purchase its shares for cancellation at fair market value. As discussed in note 19, all outstanding Class B and Class C common shares were acquired by Agrium Inc. on February 9, 2006.
(13) Stockholders’ Equity – Common Shares
The Company’s authorized capital consists of an unlimited number of no par value common shares and an unlimited number of Class A preferred shares. As of December 31, 2005, 32,500,000 common shares were issued and outstanding, all of which were represented by IDSs and no preferred shares were issued and outstanding.
On July 22, 2005, the Company issued 32,500,000 common shares at $3.92 per common share for net proceeds of $98,583, net of $6,731 of offering expenses, as part of the IDS Offering.
The loss per share for the period presented was calculated on the basis of 32,500,000 common             shares outstanding from July 22, 2005 through December 31, 2005.
Dividends declared as of December 31, 2005 totaled $4,954 representing $3,597 on the Company’s common shares and $1,357 on RCH’s Class B and Class C common shares. Of these amounts, dividends paid through December 31, 2005 amounted to $2,921 on the Company’s common shares, $287 on RCH’s Class B common shares and $580 on Class C common shares. The remaining $1,166 of dividends accrued was paid on January 16, 2006. The accrued dividends were recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.
(14) Environmental Matters
The Company is subject to a wide variety of U.S. federal, state, and local environmental laws and regulations. A number of the Company’s facilities have been evaluated as having excess nitrates, phosphorous, and pesticides in the surrounding soil or groundwater. In total, cleanup of hazardous or potentially hazardous substances has occurred, is being performed or has been planned at approximately 40 sites. In addition, several underground storage tanks have been removed or closed at some facilities and these sites have been evaluated for possible contamination. At 12 locations, where past releases of fertilizer or other hazardous substances have been documented and corrective actions taken, our environmental

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
consultants or regulatory authorities have concluded that no further action is currently required. The Company would expect no further cleanup activity at these locations. However, the Company cannot be assured that further notices from the applicable regulatory authority will not be received or that future cleanup activities may be required of the Company. The Company has been identified as a potentially responsible party concerning the release of certain hazardous substances at five locations. While the current U.S. law potentially imposes joint and several liability upon each party named as a potentially responsible party, the Company’s contribution to clean up these sites is expected to be limited given the number of other companies which have also been named as potentially responsible parties and the nature and amount of cleanup involved.
The Company has recorded environmental liabilities at December 31, 2005 for the estimated cost of cleanup efforts of identified contamination or site characterization of $2,449, which are included in other long-term liabilities in the accompanying consolidated balance sheet. Actual cash expenditures during the Stub Period ended December 31, 2005 were $511. During the Stub Period ended December 31, 2005, certain estimates were revised as changing facts came to light during the period that resulted in a net increase in environmental accruals of $97 for properties being monitored. These liabilities do not take into account any claims for recoveries from insurance or third parties and are not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainty in evaluating environmental exposures.
(15)	Derivative Instruments and Hedging Activities
(a)	Foreign Currency Transactions

Distributions on the IDSs are denominated in Canadian dollars. To mitigate the exposure to currency fluctuations, RCI has entered into a five-year agreement at the time of the IDS Offering, which consisted of 60 monthly foreign currency exchange flat forward contracts (the Forward Contracts), of which 55 are still open as of December 31, 2005 with a series of payment dates through August 2010. During the Stub Period, the Company entered into four additional monthly Forward Contracts for the total amount of currently anticipated monthly IDS distributions through December 2010. Under the terms of these contracts, RCI is required to deliver approximately $3,000 U.S. dollars on or around the first of each month in exchange for the Canadian dollar specified above. Forward Contracts entered into during the Stub Period require delivery of U.S. dollars on or around the fifteenth of the month. RCI sells each month U.S. dollars for a fixed amount of Canadian dollars at an average rate of Cdn$1.1786 to U.S.$1.00. The Canadian dollars will be used to fund dividend payments on the common stock of IDSs and RCH’s Class C shares. RCI was not required to deposit any collateral with regard to this contract.

The Forward Contracts do not qualify as a cash flow hedge, and the change in the fair value of the Forward Contracts is recorded in income (loss) in the accompanying statement of operations. The fair value of the Forward Contracts was $5,059 at December 31, 2005, of which $1,140 is recorded in prepaid expenses and other current assets with the remaining amounts recorded in other assets. The Forward Contracts have been entered into with a major United States bank as counterparty. The risk associated with the Forward Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote. The fair value of the

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Forward Contracts can materially change due to the possible volatility of foreign currency exchange rates between the United States and Canadian dollars.

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedging agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2020. As indicated in note 9, the subordinated notes are revalued at the exchange rate as of the balance sheet date. As a result of this revaluation, foreign currency transaction loss of $7,216 was recorded. As such, the net loss on foreign currency transactions for the period ended December 31, 2005 was $2,157.

(b)	Commodity Derivatives

The Company has commodity derivatives to manage its exposure to commodity price fluctuations related to its grain operations. Currently, the Company does not enter into derivative instruments for any purpose other than fair value hedging purposes. That is, the Company does not speculate using derivative instruments.

The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility related to grain operations.

The Company periodically enters into grain option contracts for a portion of its anticipated purchases to hedge the price risk associated with fluctuations in market prices. The option contracts limit the unfavorable effect that price increases will have on grain purchases. Changes in the fair value of grain future contracts of $311 were reported in cost of sales for the Stub Period ended December 31, 2005.
(16)	Commitments and Contingencies
(a)	Supply Agreements

In conjunction with the acquisition of AgriBusiness in 1999, RCI entered into a 10-year supply agreement with IMC Kalium Ltd. (Kalium) and IMC-Agrico Company (Agrico), both of which are subsidiaries of IMC Global. Under the terms of the supply agreement, the Company is required to purchase (and Agrico and Kalium are required to supply) certain products in an amount equal to estimated normal business requirements of the former AgriBusiness locations. The purchase prices of the products covered by the agreement approximate market prices at the time of purchase. The agreement automatically renews for subsequent periods of five years unless otherwise canceled by either party. In addition, the agreement specifies remedies available to the parties in the event of noncompliance, which include compensatory damages in the event of a failure to purchase (or supply) the required quantities of the covered products.

The Company has commitments to purchase various other fertilizer materials for $8,773 for the year ended December 31, 2006 and expects levels of purchases in future years to be comparable to this amount.

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
(b)	Gas Contracts

During 2005, the Company entered into fixed quantity natural gas contracts, which were short-term in duration. These contracts committed the Company to quantities of natural gas (daily MMBTUs) at prices linked to the New York Mercantile Exchange (NYMEX) index. The Company has commitments to purchase natural gas under these contracts of approximately $21,850 for the year ending December 31, 2006.

(c)	Letters of Credit

The Company has total amounts outstanding under letters of credit of $10,881 at December 31, 2005.

(d)	Employment Contracts

The Company has employment contracts with certain members of management. These employment agreements are terminable by the Company with or without cause. In the event that the employment agreements are terminated without cause and provided that executives comply with the confidentiality and non-competition covenants, they will be entitled to receive all payments as defined in the respective agreements. The agreements with executive officers have a five-year term, with automatic one-year renewals. Upon the change of control, each executive officer’s employment agreement contains a provision to initiate the provision where the executive can elect to give a 30-day notice of their intent to leave the Company. Other contracts with key employees containing auto renewal clauses have currently been renewed through April 2007 as the required 180-day notice had not been given. These employment agreements are terminable by the Company with or without cause. In the event that the employment agreements are terminated without cause and provided that executives comply with the confidentiality and non-competition covenants, they will be entitled to receive all payments as defined in the respective agreements.

The Board of Directors also approved changes to the compensation arrangements for certain senior managers, including retention bonuses for 15 senior managers in an aggregate amount of approximately $613 and severance arrangements for 12 senior managers in an aggregate amount of approximately $1,596. Severance would be payable in certain circumstances on termination of the employment of the senior managers. Retention bonuses have been accrued as earned and included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

If termination without cause had occurred as of December 31, 2005, the Company would have been required to pay approximately $9,851 over a period of time until July 2010 to satisfy its obligations.

(e)	Legal and Regulatory Matters

Other than what is discussed above, from time to time, the Company has had claims asserted against it by regulatory agencies or private parties for environmental matters or regulatory permits (see note 14) and has incurred obligations for investigation or remedial actions with respect to certain of such matters. In addition, the Company is subject to various claims and legal matters that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
disposition of these matters, it is the opinion of the Company’s management that any such claims asserted or obligations incurred to date will not result in a material adverse effect on the results of operations or financial position of the Company.
(17)	Related Party Transactions

A director of the Company is an executive officer of a company that subleases office space from the Company. At December 31, 2005, amounts due were $33. A director of RCH also subleases office space from the Company and at December 31, 2005, amounts due were $39. The Company believes that these arrangements would approximate the cost of an arm’s length arrangement of this nature.

As discussed in note 7, the Company accepts both interest bearing and non-interest bearing customer deposits. Certain customer deposits are from officers or employees of the Company. At December 31, 2005, these deposits from related parties totaled $1,992.

(18)	Sale of Royster-Clark Nitrogen, Inc.

On November 7, 2005, Royster-Clark, Inc. signed a definitive Stock Purchase Agreement with Rentech Development Corporation (RDC), a wholly owned subsidiary of Rentech, Inc., for the sale to RDC of all the issued and outstanding shares of common stock of Royster-Clark Nitrogen, Inc., which would result in the sale of the East Dubuque, Illinois nitrogen manufacturing facility. The transaction is conditioned upon RDC’s ability to secure financing, approval by Rentech, Inc.’s stockholders of certain financial arrangements, the continued absence of anti-trust hurdles, and other customary matters. RDC will pay $50,000 for the outstanding shares of common stock of Royster-Clark Nitrogen, Inc., plus an amount equal to the net working capital, as defined in the Stock Purchase Agreement, of Royster-Clark Nitrogen, Inc. as estimated at closing. As part of the agreement, $2,500 has been deposited into an escrow account by RDC to be credited toward the purchase price upon closing. Under certain circumstances, the Company will receive the $2,500 as a break fee if Rentech is unable to provide financing for the completion of the Stock Purchase Agreement or if Rentech has not gained shareholder approval by specified dates unless otherwise extended by the Company.

Additionally, RDC and Royster-Clark Resources LLC (RCR), a subsidiary company of RCI, have reached agreement on the renegotiated terms of an exclusive Distribution Agreement appointing RCR as RDC’s exclusive distributor for the sale, purchase and resale of anhydrous ammonia, UAN solutions, nitric acid, and granular urea manufactured at the East Dubuque, Illinois manufacturing facility for agricultural and industrial use in the United States, all subject to the terms of the Distribution Agreement. The initial term of the Distribution Agreement will be 10 years.

(19)	Agrium Tender Offer

On November 8, 2005, Agrium Acquisitions Inc. (Agrium), a wholly owned subsidiary of Agrium Inc. initiated an unsolicited Cdn$325,000 all-cash take-over bid to purchase all of the outstanding IDSs of Royster-Clark Ltd. and Royster-Clark ULC at a price of Cdn$10.00 per IDS (the Offer). The Offer was initially set to expire on December 15, 2005, but was extended to January 12, 2006. The board of directors of Royster-Clark Ltd engaged in the process of reviewing the Offer and, as of December 31, 2005, had recommended to shareholders that shareholders reject the Offer. On January 26, 2006, Agrium revised the

ROYSTER-CLARK LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005
(U.S. dollars in thousands, except per share amounts)
Offer to increase the price to Cdn$11.90 and extended the period for shareholders to tender their IDSs to midnight (Vancouver, British Columbia time) February 8, 2006. In light of the revised offer, the board of directors, on February 1, 2006, recommended that shareholders accept the Offer. On February 9, 2006, Agrium announced that 32,070,190 IDSs, representing approximately 98.7% of the outstanding IDSs, had been tendered to Agrium’s Offer. Agrium has acquired all of the IDSs deposited under the Offer. On March 6, 2006, Agrium acquired the remaining common shares of the Company pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario) at the Offer price of Cdn$2.70 per common share. As discussed in note 20, an offer was made to purchase the remaining outstanding subordinated notes of RC ULC.

(20)	Subsequent Events

As a result of the closing of Agrium’s Offer, on February 9, 2006, the executive officers provided notice to the Company that upon the change in control of the Company that they were individually providing the required 30-day notice of their intent to resign as officers and employees of the Company under provisions of their employment agreements. This results in $6,805 in severance and benefit payments that will be paid through July 2010. Also as a result of the closing of the Offer, the retention bonuses discussed in note 16 became payable within 30 days of the closing of the Offer. On February 9, 2006, the Company removed the existing board of directors pursuant to provisions of the security holder’s agreement and a new board of directors was elected.

After the closing of the Offer by Agrium, on February 10, 2006, all remaining Forward Contracts were sold for approximately $6,500, resulting in a gain of approximately $1,300.

On February 9, 2006, a wholly owned subsidiary of Agrium Inc. purchased all of RCH’s issued and outstanding Class B and Class C shares for cancellation at Cdn$11.90 per share, or approximately Cdn$37.7 million.

On March 7, 2006, RC ULC and an indirect wholly owned subsidiary of Agrium made an offer to acquire the remaining outstanding 1.3% subordinated notes of RC ULC that previously formed part of an IDS as well as the Separate Subordinated Notes that were issued by RC ULC as part of a separate private placement in July 2005 (Remaining Notes) at a price of Cdn$9.20 per Cdn$6.0832 principal amount of Remaining Notes. Holders of the Remaining Notes would receive the interest payment on the Remaining Notes on or about April 15, 2006 to holders of record on March 31, 2006, regardless of the date on which a Remaining Note holder accepts the offer or deposits their Remaining Notes to the offer. The offer is open for acceptance until 4:00 p.m. (Calgary time) on April 4, 2006. The Board of Directors of RC ULC has recommended that the offer be accepted. As required under the indenture governing the Notes, as there has been a change of control of RC ULC as a result of Agrium’s acquisition, RC ULC is concurrently making an offer to acquire the Remaining Notes at a price of 101% of the principal amount. The consideration offered under the 101% offer is less than that under the Cdn$9.20 offer described above.

On March 17, 2006, after existing LIBOR and prime loans under the Amended Credit Facility were repaid, an amendment was executed terminating the Amended Credit Facility. As a result, the Company is dependent upon Agrium for its operating cash flow requirements. Agrium has provided the Company with funds to maintain day-to-day liquidity requirements for working capital and capital expenditures since February 9, 2006. Agrium has committed to fund operations of the Company from cash on hand and through available lines of credit. The Company believes that cash generated from operations and borrowings available from Agrium would be sufficient to meet the operating and capital needs in the foreseeable future.